UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2026

D. Boral ARC Acquisition I Corp.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-42772	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10 East 53rd Street, Suite 3001

New York, NY 10022

(Address of principal executive offices, including zip code)

+ (332) 266-7344

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	BCARU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BCAR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	BCARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b‑2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously announced, on January 11, 2026, D. Boral ARC Acquisition I Corp. (“BCAR”) entered into an Agreement and Plan of Merger by and among BCAR, D. Boral ARC Merger Corporation, a Delaware corporation and wholly owned subsidiary of BCAR (“PubCo”), D. Boral Arc Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCAR, and Exascale Labs Inc., a Delaware corporation (“Exascale”) (collectively the “Business Combination”). On July 7, 2026, Exascale issued a press release announcing the scheduling of an Extraordinary General Meeting (the “Meeting”) of BCAR shareholders to approve the Agreement and Plan of Merger and related matters for July 29, 2026 at 10:00 AM Eastern Time. BCAR shareholders of record as of Monday, July 6, 2026, are eligible to attend and vote at the Meeting. The Meeting will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 and virtually by visiting www.proxydocs.com/BCAR. BCAR shareholders can attend using the meeting instructions set forth on their proxy cards.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 8.01 by reference is the joint press release that Exascale and BCAR issued to announce the scheduling of the Meeting.

The information in this Item 8.01, including Exhibit 99.1, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “can,” “continue,” “could,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “will,” and similar expressions. These statements include, without limitation, statements regarding the proposed Business Combination, the expected timing and completion of the Business Combination, the operation of PubCo as Exascale Labs Holdings Inc., and the listing of its securities on Nasdaq under the ticker “XLAB.” They also include statements regarding AI infrastructure technologies, the expected demand for AI compute infrastructure, Exascale’s market positioning, and its business strategy, partnerships, and growth.

These statements are based on current expectations and assumptions, and involve risks and uncertainties that could cause actual results or events to differ materially, including, among others, the ability to complete the Business Combination and satisfy closing conditions, changes in customer demand, supply constraints for GPUs and related infrastructure components, competitive pressures, technological risks, operational performance, regulatory changes, and macroeconomic factors.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither BCAR nor Exascale presently know or can anticipate or that BCAR and Exascale currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BCAR’s, Exascale’s and PubCo’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAR, Exascale and PubCo anticipate that subsequent events and developments will cause BCAR’s, Exascale’s and PubCo’s assessments to change. However, while BCAR, Exascale and PubCo may elect to update these forward-looking statements at some point in the future, BCAR, Exascale and PubCo specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the United States Securities & Exchange Commission (“SEC”) by BCAR. Readers are cautioned not to place undue reliance upon any forward-looking statements.

Additional Information

BCAR, Exascale and Pubco have filed relevant materials with the SEC, including a Registration Statement on Form S-4 (File No. 333-297214), which includes the Proxy Statement of BCAR and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive Proxy Statement and other relevant documents have been mailed to shareholders of BCAR as of a record date established for voting on the proposed Business Combination. SHAREHOLDERS OF BCAR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BCAR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAR, EXASCALE, PUBCO AND THE BUSINESS COMBINATION. Shareholders can obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to: D. Boral ARC Acquisition I Corp., 10 East 53rd Street, Suite 3001, New York, NY 10022; or Exascale, 820 Gessner Road, Suite 332 Houston, TX 77024.

Participants in the Solicitation

Exascale, BCAR and PubCo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from BCAR’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of BCAR’s and/or PubCo’s securities are contained in the Registration Statement and the Proxy Statement. Information about BCAR’s directors and executive officers is also available in BCAR’s filings with the SEC. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1*	Press Release, dated July 7, 2026
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2026

D. BORAL ARC ACQUISITION I CORP.

By:	/s/ John Darwin
Name:	John Darwin
Title:	Chief Financial Officer

4